

Juan Francisco Baez · 3rd

Gerente de Ventas On Trade en Pernod Ricard

Argentina · **Contact info**

500+ connections

🔒 **Message**   (**More**)

 **Pernod Ricard**

 **Universidad de 'San Andrés'**

Activity

2,205 followers

(+ **Follow**)

Juan Francisco Baez commented on a post · 2mo

Vas a romperla Valeeeeee!!!!!!

🔵🟢❤️ 185   36 comments

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Experience


Gerente de Ventas On Trade y Cuentas Especiales
Pernod Ricard
Feb 2019 – Present · 3 yrs 4 mos
Gran Buenos Aires, Argentina

Lidero un equipo comercial compuesto por 4 Jefes y 12 Ejecutivos de ventas, y estoy a cargo de la definición e implementación de la estrategia comercial y proyectos especiales del canal On Tr ...see more


Investor & board member
Arqlite
Mar 2016 – Present · 6 yrs 3 mos
Greater Seattle Area

Transformamos los desechos plásticos en valor reciclándolos en nuevos materiales sustentables para uso masivo en la industria de la construcción.   ...see more


Gerente de Ventas Convenience & Food Service
Molinos Rio de la Plata
Oct 2017 – Jan 2019 · 1 yr 4 mos
Greater Buenos Aires, Argentina

El desafío de mi posición fue desarrollar el route to market y estrategia comercial de los canales Convenience (petroleras, kioskos, farmacias) y Food Service (gastronomía, licitaciones) para ...see more


Cervecería y Maltería Quilmes
6 yrs 11 mos

   **Jefe de Ventas Off Trade Sr**
Jan 2017 – Oct 2017 · 10 mos

Estuve a cargo de un equipo comercial compuesto por 4 Supervisores de zona y 40 representantes de ventas directas, que tienen por objetivo generar estrategias de ventas y tácticas comerciales para lograr

   **Jefe de Ventas On Trade High End**
Mar 2015 – Dec 2016 · 1 yr 10 mos

Como Jefe de ventas on premise high end estuve a cargo de las 150 cuentas de imagen más importantes de la compañía.

   **Jefe de Ventas On Trade**
Jul 2014 – Feb 2015 · 8 mos

El principal foco de esta posición fue liderar un proyecto global de la Compañía, que consistió en cambiar el modelo de atención en el canal On Premise, mediante la incorporación de 16 ejecutivos de venta y

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 **Mapfre**
3 yrs 6 mos

- **HR Business Partner**
  Apr 2010 - Dec 2010 · 9 mos

- **Analista de Selección, Capacitación y Desarrollo**
  Jul 2007 - Apr 2010 · 2 yrs 10 mos

Education

 **Universidad de 'San Andrés'**
Master's degree, Finance, General
2020 - 2022
Grade: Maestría en Finanzas (en curso)

 **UADE**
Posgrado en Dirección de Empresas, Business Administration and Management, General
2015 - 2016

 **UADE**
Licenciado en Recursos Humanos, Human Resources Management/Personnel Administration, General
2007 - 2013

Licenses & certifications

 **Six Sigma White belt**

Skills

Negotiation · 4

 Endorsed by Diego Waichman who is highly skilled at this

Business Development · 3
Diego Waichman has given an endorsement for this skill

Sales Management · 3
Diego Waichman has given an endorsement for this skill

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Recommendations

Received   Given

 **Matias Rossetto** · 3rd
Co-Founder at Karvi
September 23, 2017, Matias managed Juan Francisco directly

I've had the pleasure of working with Juan Francisco while at ABI. He has one of the best sense of humor, teamwork capabilities and strategic minds I've known. Also, his passion for growth and going for the extra mile make him someone everyone wants to follow and trust.

 **Rosario Anadón** in · 3rd
Principal en Glue Executive Search I Headhunter I Talent Acquisition
September 18, 2017, Rosario managed Juan Francisco directly

Francisco reportó a mi en Quilmes como Business Partner de HR, dando servicio al área de Ventas. Es un excelente profesional, y gracias a su gestión el equipo logró ser un socio estratégico de las dos salas de ventas más importantes del país. Es un perfil orientado a resultados, expeditivo, con una gran habilidad para las relaciones interpersonales. Pudo lograr una excelente relación con los repositores, vendedores,

 **Haruko Archenti** · 3rd
Talent Attraction Experienced Manager (Executive Level Positions)
September 23, 2010, Haruko worked with Juan Francisco on the same team

Juan es una persona colaboradora, predispuesta a la tarea, siempre aporta nuevas ideas. Es calido en el trato. Se preocupa por colaborar con sus compañeros. Busca el aprendizaje constante.

Courses

Comunicación efectiva

Management de equipos comerciales

 Associated with Cervecería y Maltería Quilmes

Negociación Modelo Harvard

 Associated with Cervecería y Maltería Quilmes

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Languages

English

Interests

Influencers   Companies   Groups   Schools

 **Adam Grant** · 2nd
Organizational psychologist at Wharton, #1 NYT bestselling author of THINK AGAIN, and host of the TED podcast WorkLife
4,572,984 followers

 **Jean Jereissati** · 3rd
ambev ceo
90,110 followers

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Causes

Economic Empowerment · Environment